EXHIBIT 99.1

Hydrogenics Reports First Quarter 2016 Results

Delivery Timing Impacts Quarter; Growth Story Remains Intact

MISSISSAUGA, Ontario, May 11, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported first quarter 2016 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

First Quarter Highlights

“The first quarter of 2016 was challenging for Hydrogenics, as a few booked projects were pushed out and certain contract awards delayed," said Daryl Wilson, Hydrogenics' CEO. "While our backlog grew and the Company's balance sheet remained strong, several programs were impacted by slower-than-anticipated progress payments and delays in customer site readiness, causing a deferral of revenue recognition until the second quarter. Nevertheless, higher overall gross margins allowed us to deliver a 5% improvement in gross profit relative to a year ago and an 18% lower Adjusted EBITDA loss. We anticipate that overall gross margins should remain higher than in 2015.

“We continue to lay the groundwork for the major initiatives we’ve spoken about in the past – including the next phase of multi-megawatt power generation orders in Korea. As I said last quarter, the final structure required for this 50 megawatt contract’s implementation is quite complex due to its size and first-of-its-kind application. The parties that are involved with this large transaction are making solid progress with regard to the requisite financing, legal structure, and power purchase agreement, and we believe that, subject to final approval by all parties, more details should soon be forthcoming on this groundbreaking undertaking. It is clearly our nearest-term priority. In the meantime, we continue to pursue many opportunities in China, Europe, Japan, and North America that leverage our leading platforms in electrolyzers and fuel cells. Our unique technology provides for scalable applications that can transform both the industry as well as our Company, and we believe the coming quarters should see increased order intake – positioning Hydrogenics for stronger growth this year and next. The delays we’re experiencing are, unfortunately, part of the growth process, but we are working diligently to address any issues and accelerate Hydrogenics’ expansion going forward.”

Summary of Results for the Quarter Ended March 31, 2016

  Revenue declined by 43% to $4.3 million from $7.5 million last year, reflecting the deferral of revenue associated with several shipments in both Power Systems and OnSite Generation from the first to second quarter. The delays were principally driven by the timing of customer site readiness to accept shipments combined with delivery delays associated with awaiting customer progress payments.

  Gross profit increased to 28% of revenue for the quarter, versus 15% in the prior-year period, reflecting increased engineering work and improved product mix.

  Adjusted EBITDA1 loss decreased to $1.9 million for the quarter compared with an Adjusted EBITDA1 loss of $2.3 million in the first quarter of 2015, reflecting the aforementioned items.

  Net loss for the quarter was $2.4 million or $(0.19) per share, versus $3.4 million, or $(0.34) per share, in the prior-year period.

  Hydrogenics secured $5.8 million of orders during the quarter, resulting in an order backlog of $98.0 million as of March 31, 2016. Of the $98.0 million in backlog, the Company expects to recognize approximately $30 million over the next twelve months as revenue. In addition, revenue for the year ending December 31, 2016 will also include a portion of orders received and delivered during 2016.

  The Company exited the first quarter with $19.1 million of cash and restricted cash, a $5.8 million decrease from December 31, 2015 primarily reflecting: (i) $4.1 million of cash used in operating activities; (ii) $1.1 million repayment of operating borrowings; (iii) $0.5 million related to the purchase of property, plant and equipment and intangible assets; and (iv) the foreign exchange impact on euro and Canadian-denominated cash balances.

Notes

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 1:00 p.m. EDT on May 11, 2016 to review the first quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended March 31
	2016	2015
Selling, general and administrative expenses	$2,248	$2,579
Research and product development expenses	1,123	1,022
Total operating costs	$3,371	$3,601
Less: Depreciation of property, plant and equipment and intangibles	(79)	(93)
Less: Compensation costs indexed to share price	30	144
Less: Stock-based compensation losses	(129)	(118)
Cash operating costs	$3,193	$3,534

Adjusted EBITDA

	Three months ended March 31
	2016	2015
Net loss	$(2,362)	$(3,427)
Finance loss (income)	202	979
Depreciation of property, plant and equipment and intangible assets	172	161
Compensation indexed to share price	(30)	(144)
Stock-based compensation expense	129	118
Adjusted EBITDA	$(1,889)	$(2,313)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents	$17,770	$23,398
Restricted cash	707	971
Trade and other receivables	10,341	10,419
Inventories	18,352	14,270
Prepaid expenses	593	428
Derivative asset	26	-
	47,789	49,486
Non-current assets
Restricted cash	624	532
Investment in joint venture	2,184	1,951
Property, plant and equipment	3,271	3,049
Intangible assets	255	215
Goodwill	4,333	4,135
	10,667	9,882
Total assets	$58,456	$59,368

Liabilities
Current liabilities
Operating borrowings	$-	$1,086
Trade and other payables	8,434	7,776
Financial liabilities	8,787	9,034
Warranty provisions	2,128	2,255
Deferred revenue	11,957	10,146
	31,306	30,297
Non-current liabilities
Other non-current liabilities	3,392	3,121
Non-current warranty provisions	910	938
Non-current deferred revenue	4,447	4,764
	8,749	8,823
Total liabilities	40,055	39,120
Equity
Share capital	365,824	365,824
Contributed surplus	19,093	18,964
Accumulated other comprehensive loss	(2,838)	(3,224)
Deficit	(363,678)	(361,316)
Total equity	18,401	20,248
Total equity and liabilities	$58,456	$59,368

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended
	March 31
	2016	2015
Revenues	$4,329	$7,531
Cost of sales	3,118	6,378
Gross profit	1,211	1,153

Operating expenses
Selling, general and administrative expenses	2,248	2,579
Research and product development expenses	1,123	1,022
	3,371	3,601

Loss from operations	(2,160)	(2,448)

Finance income (expenses)
Interest expense, net	(433)	(127)
Foreign currency losses, net	(36)	(836)
Gain (loss) from joint venture	56	(16)
Other finance gains	211	-
Finance loss, net	(202)	(979)

Loss before income taxes	(2,362)	(3,427)
Income tax expense	-	-
Net loss for the period	(2,362)	(3,427)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	386	(1,061)
Comprehensive loss for the period	$(1,976)	$(4,488)

Net loss per share
Basic and diluted	$(0.19)	$(0.34)

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars) (unaudited)

	Three months ended
	March 31,
	2016	2015
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(2,362)	$(3,427)
Decrease in restricted cash	230	537
Items not affecting cash
Amortization and depreciation	172	161
Unrealized other gains and losses on hedging	(69)	-
Other finance gain, net	(131)	-
Unrealized foreign exchange losses	127	5
Unrealized (gain) loss on joint venture	(56)	16
Accreted non-cash and unpaid interest and amortization of deferred financing fees	365	121
Stock-based compensation	129	118
Stock-based compensation - RSUs and DSUs	(30)	(144)
Net change in non-cash working capital	(2,502)	1,249
Cash used in operating activities	(4,127)	(1,364)

Investing activities
Purchase of property, plant and equipment	(628)	(371)
Receipt of government funding	185	-
Purchase of intangible assets	(42)	-
Cash used in investing activities	(485)	(371)

Financing activities
Repayment of repayable government contributions	(54)	-
Repayment of operating borrowings	(1,076)	-
Proceeds of operating borrowings	-	2,151
Common shares issued and stock options exercised, net of issuance costs	-	6
Cash provided by (used in) financing activities	(1,130)	2,157

Increase (decrease) in cash and cash equivalents during the period	(5,742)	422
Cash and cash equivalents - Beginning of period	23,398	6,572
Effect of exchange rate fluctuations on cash and cash equivalents held	114	(787)
Cash and cash equivalents - End of period	$17,770	$6,207

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com